



Prime Hall · 2nd

Human Potential | Deep End Fitness Co-Founder | Operation Resilience

- Deep End Fitness
- University of Southern California - Marshall School of Business

San Diego Metropolitan Area · **Contact info**

About

1. Former Special Operations Marine Raider with combat experience in Iraq and Afghanistan. Water Survival Instructor for 10 years, trained thousands of Marines with water confidence.

2. Co-Founder of Deep End Fitness and Underwater Torpedo League training athletes and world champions from all sports : UFC, NFL, Pro Surfing (WSL), Soccer, Rugby, and Olympic athletes.

3. This program has been built, tested, and utilized by current Championship level Professional MMA Fighters, Olympic Athletes, NFL Players, Pro Surfers, and High-Level Business Executives to break through glass ceilings and unlock their highest states of performance. Through proven experience we guide our F.R.E.E. family to:

Step into their power
Unlock new levels in personal and professional relationships
Achieve health and fitness goals
Enhance clarity, focus, and purpose

Readers from all walks of life can apply the principles in this guidebook to eliminate drag, maximize flow, and engage better management of energy in order to unlock results and reach their goals.

Combat-tested leadership skills combined with exceptional abilities in managing multiple large-scale projects, tasks and priorities effectively and in a timely manner. Demonstrated track record of success in controlling costs, increasing efficiencies, and identifying uncharted opportunities. Expert at building “can do” teams that thrive in the most demanding of operational environments. Superior communicator, readily distills the most complex of materials into easily-understood, compelling presentations. Sports and Fitness Innovator.

Prime Hall is a human performance enthusiast as well as water enthusiast. He served 12 years in the military as a Marine Raider and water survival instructor. He is a graduate of the USC EMBA Program and San Diego Sports Innovators Program. Prime has a passion for coaching all skill levels to unlock results and break through ‘glass ceilings’. Prime enjoys working with athletes from all sports including UFC, World Surf League, NFL, and Olympians. He also works with CEOs and aspiring military candidates. Prime leverages his experiences from special operators and coaching elite athletes to supporting others in unlocking their highest potential through the F.R.E.E. operating system (Focus, Relaxation, Economy of Motion, and Efficient Breathing). Prime utilizes this merit-based system with athletes to promote growth and self actualization and realization.

Services

Prime Hall is a retired MARSOC Marine Raider, awarded top 100 EMBAs in the country, is the co-founder of a new Olympic potential sport and an Elit …see more

Career Development Coaching • Change Management • Corporate Training • Executive Coaching • Leadership Development • Life Coaching • Team Buildi…

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Experience

Co-Founder

Deep End Fitness

Oct 2017 - Present · 6 yrs 11 mos

Greater San Diego Area

This program has been built, tested, and utilized by current Championship level Professional MMA Fighters, Olympic Athl …see more

Co-Founder

Underwater Torpedo League · Self-employed

Nov 2017 - Present · 6 yrs 10 mos
Greater San Diego Area
Future of Sports and Spectator sports. Started in San Diego, CA in 2017 we are positioning UTL to be a major spectator sport as well as Olympi...

Sports Innovator
San Diego Sport Innovators (SDSI)
Sep 2018 - Mar 2023 · 4 yrs 7 mos
San Diego, California

Executive Director
Marine Raider Challenge
Aug 2017 - Jan 2020 · 2 yrs 6 mos
San Clemente, California

The Marine Raider Challenge is a charitable organization that focuses on raising awareness and benevolent support to Marine Raiders ...see more

USC MBA candidate
University of Southern California
Aug 2017 - Aug 2019 · 2 yrs 1 mo
Los Angeles, California, United States

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Education

USC Marshall School of Business
Master of Business Administration (MBA) Candidate, Business Administration and Management, General
2017 - 2019

The Tuck School of Business at Dartmouth
Next Step Executive Training , Business Administration and Management, General
2017 - 2017

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Licenses & certifications

MBA
USC Marshall School of Business
Issued Jul 2019